EXHIBIT 10.22

                       Terms of Director Cash Compensation
                            Effective January 1, 2005

         CN Bancorp Inc. does not currently pay any fees to its directors.

         County National Bank does not currently pay any fees to inside directors. An inside director is a director who is also an employee of the bank. At the present time there are two inside directors, Jan W. Clark and John G. Warner.

         Outside directors of County National Bank are paid $600 per month for meetings attended. Outside directors who are members of the executive committee of the board of directors receive an additional $300 per month. Outside directors who are members of the loan committee and perform appraisal review services receive an additional $250 per month regardless of the number of reviews performed. Outside directors receive $50 for any other committee meeting attended.